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                                   Exhibit 99



To the U.S. Securities and Exchange Commission:


Arthur Andersen LLP (Andersen) has audited the financial statements of Southern Investors Service Company, Inc. as of December 31, 2001 and for the year then ended and has issued its report thereon dated March 27, 2002. Andersen has represented to Southern Investors Service Company, Inc. that the audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.